PRINCETON SECURITY TECHNOLOGIES, INC.
303C College Road East
Princeton, New Jersey 08540
(609) 924-7310

September 16, 2010

David Burton
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Princeton Security Technologies, Inc.
File No. 333-141482
From 10-K for the year ended December 31, 2009

Dear Mr. Burton:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated August 19, 2010, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

Form 10-K for the year ended December 31, 2009
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comment 1

Please revise future filings, including any amendment to this filing, to disclose the information relating to your liquidity and capital resources required by Items 303(a)(1)(2) of Regulation S-K.

Response

Based on our conversation, we will add such disclosure to future filings.

Results of Operations
Comment 2

Please revise future filings, including any amendment to this filing, to discuss the underlying reasons for the changes in your revenues, cost of sales and operating expenses.  Separately discuss any material fluctuations in operations.  Please also expand your discussion to identify infrequent material transactions (e.g., other expense).  Refer to Item 303(a)(3) of Regulation S-K.

Response

Based on our conversation, we will add such disclosure to future filings.

Note 6 – Notes Payable
Comment 3

Please revise future filings to include disclosure of all material terms of any outstanding notes payable, including the material terms of any conversion features that may exist relating to such notes payable.

Response

We will revise the disclosure in future filings to add the additional information.

Item 9A(“l”), Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Comment 4

We note your statement that a “controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within a company have been detected.”  Please revise future filings, including any amendment to this filing, to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that you r principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective  at that reasonable assurance level.  In the alternative remove the reverence to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response

We will modify future filings as directed.

Exhibits 31.1 and 31.2
Comment 5

We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  In paragraph 1, you refer to this quarterly report on Form 10-K” rather that “this annual report on Form 10-K.”  We also not the language in paragraph 4(c) here and in each of your March 31 and June 30, 2010 Forms 10Q is not consistent with the language set forth in Item 601(b)(31) of Regulation S-K in that your refer to your evaluation of disclosure controls and procedures as of a date within 90 days prior to the filing date rather than as of the end of period covered by the report.  Finally, we note in paragraphs 2, 3, 4(n), 4(c) and 4(d) here and in each of your March 31 and June 30, 2010 Forms 10-Q that your refer to “quarterly report” rather than “report.”  The required certifications must be in the exact form prescribed.  Please amend each of your December 31, 2009 From 10-K, March 31, 2010 From 10-Q an June 30, 2010 Form 10-Q to include revised currently dated certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response

We have provided updated consents reflecting the changes requested and have filed amendments to the referenced filings to include the consents.

The company acknowledging that:

•  the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.
.
Sincerely,
PRINCETON SECURITY TECHNOLOGIES, INC.

Juhani Taskinen, CEO